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 Siemens PLM Software

 Boston University

Gerry Keane · 3rd in

VP - MD&D and Pharma Sales | Enabling the digital enterprise journey for Medical and Pharmaceutical manufacturers.

Madison, Connecticut · 500+ connections · **Contact info**

About

I've spent the last 23 years in the software world spanning solutions that address, engineering, R&D, manufacturing, supply chain operations and quality disciplines. Providing best practices and solutions that address the entire product lifecycles journey. I have expertise in Medical Device, Pharmaceutical, E   ... see more



Medical Devices and
Pharmaceuticals

Activity

1,315 followers



Sustainability follows our company values

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3 Reactions



Global leader of neuro and vascular solutions selects Siemens'...

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One of the best events of the year.. Don't miss out. Share your digital twin...

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Experience



Siemens PLM Software
9 yrs 1 mo

 **Vice President -Medical Device, Diagnostics and Pharmaceuticals at Siemens PLM Software**
Oct 2016 – Present · 3 yrs 1 mo
Greater New York City Area

My team partners with the MD&D and Pharma segment manufactures to deliver solutions that support their Digital Enterprise vision.

 **Vice President - Life Science and Consumer Product/Retail at Siemens PLM Software**
Oct 2010 – Sep 2016 · 6 yrs

Responsible for managing PLM sales/service operations for the Life Science and CPG verticals.
2014 Siemens Wilson Award recognizing market execution excellence for demand creation.
2013 overall award winner for the Best Product SEI: DePuy TruMatch Fast3D & Siemens PLM
Software.... See more



Director - Majors Accounts and North American channel sales
Planview Inc
Oct 2005 – Oct 2010 · 5 yrs 1 mo

Commercial responsibility for largest global accounts as well as channel sales for North
America. History of over quota achievement

VP of Sales/Services
Infowave
Oct 2003 – Oct 2005 · 2 yrs 1 mo

Mobile Field Service/Supply Chain applications. Responsible for Sales and Services. Over 100%
quota attainment.



Strategic Accounts Sales
PTC
Aug 2001 – Oct 2003 · 2 yrs 3 mos

Product Lifecycle Management (PLM) and CAD/CAM for Healthcare and High Tech major
accounts

Director of Sales and Business Development
SupplyWorks
Jan 1999 – Aug 2001 · 2 yrs 8 mos

Supply Chain/Manufacturing. Direct, indirect materials procurement and warehouse
optimization solutions. Consistantly over quota and #1 sale revenue achievement

Show 1 more experience ⌄

Education



Boston University
Activities and Societies: Varsity Crew. Silver metal in US Nationals.



Boston University
BA, Philosophy/Psychology, CS Minor
Activities and Societies: Scholarship Athlete Varsity Rowing

Volunteer Experience

Coaching
Madison Youth Sports
Children

Skills & Endorsements

Product Lifecycle Management · 32

 Endorsed by **Srini Datla and 4 others** who are
highly skilled at this

 Endorsed by **12 of Gerry's colleagues at Siemens
PLM Software**

Enterprise Software · 28

 Endorsed by **James Osborne and 3 others** who
are highly skilled at this

 Endorsed by **9 of Gerry's colleagues at Siemens
PLM Software**

Sales Operations · 24

 Endorsed by **9 of Gerry's colleagues at Siemens PLM Software**

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Recommendations

Received (1)   Given (3)



Mike McPhilliamy
VP of Sales at Planview, Inc.
October 6, 2010, Mike managed
Gerry directly

Gerry is a strategic thinker, a strong sales leader and is well liked and respected by his peers. I worked closely with Gerry on many large enterprise deals and found him to form great customer relationships and bonds. He is a strong strategic account planner, coach of reps, and pipeline manager. I enjo... **See more**

Interests

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